UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

07 May 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

7th May 2014

CRH plc
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CRH plc advises that Mr. Jan Maarten de Jong retired from the Board at the conclusion of the Annual General Meeting on Wednesday, 7th May 2014.

Remuneration Arrangements on Ceasing to Hold Office

Following his retirement, Mr. de Jong will receive his outstanding non-executive Director fees for the period to 7th May 2014.

Enquiries:

Contact
Neil Colgan
Company Secretary
Ph.: +353 1 6344 340

CRH public limited company
(Registrant)

Date: 07 May 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director